Exhibit 99

News

RiT TECHNOLOGIES REPORTS Q4 AND FULL-YEAR 2007 RESULTS

Tel Aviv, Israel – January 29, 2008 – RiT Technologies (NASDAQ: RITT) today announced financial results for the fourth quarter and full-year period ended December 31, 2007.

Revenues for the fourth quarter of 2007 were $8.8 million, an 80% increase compared to $4.9 million for the third quarter of 2007, and a 24% increase compared to $7.1 million for the fourth quarter of 2006. Net income for the quarter was $92,000, or $0.01 per basic and diluted share. This compares with a net loss of $2.8 million, or $0.19 per basic and diluted share, for the third quarter of 2007, and net income of $101,000, or $0.01 per basic and diluted share, for the fourth quarter of 2006.

For the twelve month period, revenues were $23.4 million compared with $25.1 million for 2006. Net loss for the period was $5.3 million, or $0.36 per share (basic and diluted) compared with $1.7 million, or $0.12 per share (basic and diluted) for 2006. The results for the twelve-month period included a write-off of $1.8 million for slow-moving inventory reflected in Cost of Sales, and non-cash share-based compensation expense of $408,000. The results of 2006 included non-cash share-based compensation expense of $500,000.

Commenting on the results, Doron Zinger, President and CEO, said, “As expected, we have reported a strong top-line for the fourth quarter, due primarily to our recognition of a multi-million dollar Carrier deal booked earlier in the year. These stronger revenues have returned us to breakeven despite the fact that our Enterprise sales this quarter were unusually weighted toward lower-margin equipment, a fact which increased the strategic importance of the cost-cutting measures we implemented last quarter.”

Mr. Zinger continued, “We believe the strategies that we are following will enable us to achieve better results in 2008. To increase our sales, we continue to build our channels and to expand our reach into target regions. OEM sales of our Enterprise solutions continue to rise, demonstrating a clear ramp-up of the efforts of our existing partners and the addition of new partners for emerging regions. In parallel, we expect to record the full effect of our cost cuts beginning in the first quarter, a development which will further stabilize our business and improve our results. Taken as a whole, we believe we have put a sound plan into motion and look forward to reporting progress in the future.”

Conference Call Details
The Company will host a conference call to discuss these results today, Tuesday, January 29th, at:

10:00 a.m. Eastern Standard Time 9:00 a.m. Central Standard Time 8:00 a.m. Mountain Standard Time 7:00 a.m. Pacific Standard Time 17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

U.S. (toll free) - 1-888-668-9141 International - +972-3-918-0609

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=45436

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EST) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone -: +972-3-766-4249 or fax – +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousand)

	December 31,2007	December 31,2006
	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	3,850	6,515
Trade receivables, net	4,536	4,485
Other current assets	370	474
Inventories	3,684	7,567

Total Current Assets	12,440	19,041

Assets held for severance benefits	1,713	1,919

Property and Equipment
Cost	3,376	2,942
Less - accumulated depreciation	2,734	2,141

	642	801

Total Assets	14,795	21,761

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	3,838	6,107
Other payables and accrued liabilities	2,459	2,088

Total Current Liabilities	6,297	8,195

Long-term Liability
Liability in respect of employees' severance benefits	2,178	2,398

Total Liabilities	8,475	10,593

Shareholders' Equity
Share capital	389	388
Treasury stock	(27)	(27)
Additional paid-in capital	32,580	32,127
Accumulated deficit	(26,622)	(21,320)

Total Shareholders' Equity	6,320	11,168

Total Liabilities and Shareholders' Equity	14,795	21,761

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S. GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended December 31,		For the year ended December 31,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Sales	8,830	7,111	23,369	25,092
Cost of sales	4,823	3,279	14,156	12,942

Gross profit	4,007	3,832	9,213	12,150

Operating expenses:
Research and development, gross	1,101	1,195	4,722	4,325
Less - royalty-bearing participation	0	55	110	128

Research and development, net	1,101	1,140	4,612	4,197

Sales and marketing	2,175	2,052	7,633	7,735

General and administrative	650	573	2,334	2,177

Total operating expenses	3,926	3,765	14,579	14,109

Operating income (loss)	81	67	(5,366)	(1,959)
Financial income, net	11	34	64	237

Net income (loss)	92	101	(5,302)	(1,722)

Basic net income (loss) per ordinary share	0.01	0.01	(0.36)	(0.12)

Diluted net income (loss) per
ordinary share	0.01	0.01	(0.36)	(0.12)

Weighted average number of ordinary
shares, used to compute basic net income
(loss) per ordinary share	14,681,574	14,641,573	14,670,175	14,628,856

Weighted average number of ordinary
shares, used to compute diluted income
(loss) per ordinary share	14,681,665	14,653,218	14,670,175	14,628,856

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115